UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

 CHECKPOINT SYSTEMS, INC.
(Exact name of Registrant as specified in its Articles of Incorporation)

Pennsylvania	001-11257	22-1895850
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

101 Wolf Drive, PO Box 188, Thorofare, New Jersey		08086
(Address of principal executive offices)		(Zip Code)

Bryan Rowland Vice President, General Counsel and Secretary (856) 848-1800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x] Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available on the website of Checkpoint Systems, Inc. at www.checkpointsystems.com.

Item 1.02 Exhibit

As specified in Section 2 of Form SD, Checkpoint Systems, Inc. is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Checkpoint Systems, Inc.

Dated: June 1, 2015	By:	/s/ Bryan T.R. Rowland
Bryan T.R. Rowland Vice President, General Counsel and Secretary